

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100F Street NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 6, 2006

<u>VIA US Mail and Facsimile to 760-804-8845</u>
Mr. Joseph Wallen
Chief Financial Officer
Quest Oil Corporation
2038 Corte Del Nogal, Suite 110
Carlsbad, CA 92008

> **Re: Quest Oil Corporation**
> **Item 4.01 Form 8-K**
> **Filed July 3, 2006**
> **File No. 0-26619**

Dear Mr. Wallen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Clearly disclose whether the former accountant resigned, declined to stand for reelection or was dismissed and the date of the event. Also, indicate the involvement of the board of directors or a committee of the board in the decision to change accountants. See Item 304(a)(1)(i) and (iii) of Regulation S-B.

2. Please disclose that the prior audit reports on the company's financial statements included an explanatory paragraph expressing substantial doubt about the company's ability to continue as a going concern. See Item 304(a)(1)(ii) of Regulation S-B.

3. Provide an updated letter from the former auditor at Exhibit 16 noting his agreement with the changes made pursuant to these comments. See Item 304(a)(3) of Regulation S-B. Please include a conformed signature on the document.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Gabrielle Malits at (202) 551-3702 with any questions.

Sincerely,

Jill Davis
Branch Chief